08025366

SEC Mail Processing Section

FEB 19 2008

Washington, DC 105

SECU… SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52524~~ 52424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 475
(No. and Street)

Houston	Texas	77251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Emerson — (713) 225-0385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 3210	Houston	Texas	77057
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Emerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Starlight Investments, LLC**, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

STARLIGHT INVESTMENTS, LLC

Financial Statements and Supplemental Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)

Starlight Investments, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2007

PMB Helin Donovan

INDEPENDENT AUDITORS' REPORT

To the Manager of Starlight Investments, LLC:

We have audited the accompanying statement of financial condition of Starlight Investments, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Houston, Texas
January 23, 2008

STARLIGHT INVESTMENTS, LLC
Statement of Financial Condition
As of December 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 34,348
Certificates of deposit	26,180
Accounts receivable	15,601
Prepaid expenses	1,247
Notes receivable-affiliates-current portion	42,135
Total current assets	119,511
Notes receivable-affiliates-noncurrent portion	242,865
Computer equipment, net of accumulated depreciation of $2,744	-
TOTAL ASSETS	$ 362,376

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued consulting fees	$ 12,486
Accrued state income taxes	15,613
Total liabilities	28,099
Member's equity	334,277
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 362,376

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Operations
Year Ended December 31, 2007

Revenues	$ 2,715,338
Expenses	
Commissions and consulting fees	2,144,667
General and administrative	95,137
Registration and license fees	31,532
Total expenses	2,271,336
Income before state income taxes	444,002
Provision for state income taxes	15,613
NET INCOME	$ 428,389

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2007

	Member's Capital	Retained Earnings	Total
Balances at January 1, 2007	$ 44,198	$ -	$ 44,198
Net income	-	428,389	428,389
Member distributions	(138,310)	-	(138,310)
Balances at December 31, 2007	$ (94,112)	$ 428,389	$ 334,277

See notes to financial statements and independent auditors' report.

STARLIGHT INVESTMENTS, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 428,389
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	609
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	443
Increase in accounts receivable	(5,858)
Increase in accrued consulting fees	12,486
Increase in accrued state income taxes	15,613
Net cash provided by operating activities	451,682
Cash flows from investing activities:	
Funding of notes receivable from affiliates	(285,000)
Investment in certificates of deposit	(26,180)
Net cash used in investing activities	(311,180)
Cash flows from financing activities:	
Distributions to member	(138,310)
Net cash used in financing activities	(138,310)
Net increase in cash	2,192
Cash at beginning of year	32,156
CASH AT END OF YEAR	$ 34,348

Supplemental Disclosures of Cash Flow Information:

There was no cash paid for interest or income taxes.

See notes to financial statements and independent auditors' report.

Note 1 -Nature of Business

Starlight Investments, LLC (Company) was organized on November 30, 1999 as a Texas limited liability company. The Company is wholly-owned by its Managing Director, Bryan Emerson. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 -Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term highly liquid investments which are readily convertible to cash and have maturities as of the date of purchase of three months or less as cash equivalents.

Property and Equipment

Property and equipment will be carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

Revenue Recognition

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Note 2 -Significant Accounting Policies (Continued)

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; therefore, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is recorded on the member's individual federal income tax return. The Company is subject to the Texas Margin Tax and has accrued $15,613 in its financial statements.

Note 3 – Notes Receivable-Affiliates

During the year ended December 31, 2007, the Company advanced funds to two entities owned by the sole member of the Company: Starlight Capital Investments, LLC, a Texas limited liability company; and Starlight Capital, Inc., a Texas Corporation. On January 21, 2008, these advances were formalized into two separate note agreements as follows, and accordingly, have been classified as notes receivable in the accompanying balance sheet:

Note receivable due from Starlight Capital Investments, LLC – original principal amount of $165,000; principal and interest (12%) of $3,670 due in 60 month installments; secured by personal guaranty of the Company's sole member	$165,000
Note receivable due from Starlight Capital, Inc. – original principal amount of $120,000; principal and interest (12%) of $2,947 due in 60 monthly installments; secured by personal guaranty of the Company's sole member	120,000
Total notes receivable due from affiliates	$285,000

Notes receivable have been classified in the accompanying balance sheet as current and non-current based on the scheduled maturity dates of principal amounts owed.

Note 4 - Commitments and Contingencies

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2007, the Company was not involved in any claim or legal action.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital, aggregate indebtedness and net capital requirements of $32,364, $28,099 and $5,000, respectively.

Schedule I

STARLIGHT INVESTMENTS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Total member's equity qualified for net capital	$ 334,277
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	15,601
Notes receivable-affiliates	285,000
Fixed assets, net of accumulated depreciation of $2,135	-
Prepaid expenses	1,247
Total deductions and/or charges	301,848
Net capital before haircuts on securities	32,429
Haircuts on securities	65
Net Capital	$ 32,364
Aggregate indebtedness	
Accrued consulting fees	$ 12,486
Accrued state income taxes	15,613
Total aggregate indebtedness	$ 28,099
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 27,364
Ratio of aggregate indebtedness to net capital	86.82%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as reported by Starlight Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Manager of Starlight Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Starlight Investments, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the

risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Manager, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Houston, Texas
January 23, 2008

END